UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-34249
CUSIP NUMBER: 307675108

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

FARMER BROS. CO.
Full Name of Registrant

Not Applicable
Former Name if Applicable

1912 Farmer Brothers Drive
Address of Principal Executive Office (Street and Number)

Northlake, Texas 76262
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Farmer Bros. Co., a Delaware corporation (the “Company”), is unable to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2017 within the prescribed time period without unreasonable effort or expense. As described in the Company’s Current Report on Form 8-K furnished on September 13, 2017, the Company’s delay in filing the Form 10-K is due to the additional time the Company requires to complete its financial statement reporting process for the fiscal year ended June 30, 2017. The Company was delayed in completing its review, testing and evaluation of internal control procedures for the fiscal year ended June 30, 2017 which, in turn, resulted in a delay in the completion of the Company’s preparation of financial statements and audit thereon, and consequently the Company’s filing of the Form 10-K.

PART IV--OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David G. Robson	682	549-6663
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on current information and analysis, the Company estimates it will report:

Select Preliminary Fourth Quarter Fiscal 2017 Highlights:

•	Volume of green coffee pounds processed and sold is expected to increase approximately 0.9% year-over-year

•	Net sales expected to decrease approximately 0.3%, or $0.4 million, to approximately $133.8 million

•	Gross profit is expected to increase approximately $1.2 million, and gross margin is expected to expand 100 basis points to approximately 40.1%

•	Income from operations is expected to decline approximately $1.4 million to $1.7 million due to higher one-time costs and fewer one-time benefits

•	Net income is expected to be approximately $1.1 million

•	Fully diluted EPS is expected to be approximately $0.07
The primary factors contributing to the expected decrease in net income in the three months ended June 30, 2017 are non-cash income tax expense recorded in the three months ended June 30, 2017 as compared to non-cash income tax benefit of $80.3 million from the release of valuation allowance on deferred tax assets in the prior year period, higher operating expenses, higher interest expense and higher losses from derivative instruments, partially offset by higher gross profit.
Select Preliminary Fiscal 2017 Highlights:

•	Volume of green coffee pounds processed and sold is expected to increase approximately 5.3% year-over-year

•	Net sales expected to decrease approximately 0.5%, or $2.9 million, to approximately $541.5 million

•	Gross profit is expected to increase approximately $5.3 million and gross margin is expected to increase 120 basis points to approximately 39.5%

•	Income from operations is expected to increase approximately $34.0 million to approximately $42.2 million due to a net gain from the sale of the Company's Torrance facility in fiscal 2017

•	Net income is expected to be approximately $24.4 million

•	Fully diluted EPS is expected to be approximately $1.45
The primary factors contributing to the expected decrease in net income in the fiscal year ended June 30, 2017 are non-cash income tax expense recorded in the fiscal year ended June 30, 2017 as compared to non-cash income tax benefit from the release of valuation allowance on deferred tax assets in the prior fiscal year, higher interest expense and higher net losses from derivative instruments in fiscal 2017, partially offset by lower operating expenses, including net gain of $37.4 million from the sale of the Torrance facility, lower restructuring and other transition expenses, and higher gross profit in fiscal 2017.
The financial information set forth herein consists of unaudited results, based upon the Company’s estimates and subject to completion of the Company’s evaluation of the matters described under Part III above. This data has been prepared on the basis of currently available information and will not be final until the Company files its audited financial statements in its Annual Report on Form 10-K for the fiscal year ended June 30, 2017. The Company’s independent registered public accounting firm has not audited or reviewed, and does not express an opinion with respect to, this data. This data does not constitute a comprehensive statement of the Company’s financial results for the year ended June 30, 2017, and the Company’s final numbers for this data may differ materially from these estimates.

Special Note Regarding Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including statements regarding the Company’s anticipated results of operations, the Company’s intention to file its Form 10-K on or before the fifteenth day following its prescribed due date (the “extension deadline”) and the completion of matters necessary to permit filing by the extension deadline. There can be no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements.

FARMER BROS. CO.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 13, 2017	By	/s/ David G. Robson
David G. Robson Treasurer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.